Exhibit 99.1

ELBIT IMAGING ANNOUNCES CLARIFICATIONS REGARDING PROPOSED DEBT RESTRUCTURING

Tel Aviv, Israel, March 17, 2013, Elbit Imaging Ltd. (the "Company") (TASE, NASDAQ: EMITF) announced today, following requests for certain clarifications from bondholders and their representatives in connection with the proposed restructuring of the debt of the Company (the "Restructuring") described in the press release issued by the Company on February 27, 2013 (the "Prior Press Release"),the following clarifications:

No Voting Agreements

York Capital Management Global Advisors, LLC ("York") and Davidson Kempner Capital Management LLC ("DK", and collectively with York, the "Funds") have informed the Company that there are no voting agreements between them, nor are there any voting agreements between either of them, on the one hand, and Mordechay Zisser, the Chief Executive Officer and a director of the Company and the Company’s controlling shareholder and/or any entity in his control, on the other hand, nor do they have any current intentions to enter into such voting agreements.

No Current Intentions to Raise Capital or Issue Additional Securities

The Company does not have any current intentions to raise capital and/or to issue any additional securities of the Company (via a private placement, public offering or otherwise) following the completion of the Restructuring and the issuance of the New Notes and the Ordinary Shares (as set forth and described in the Prior Press Release) or in the near future thereafter nor do its current plans require such capital raising or issuance of new securities.

No Additional Transactions

There are no transactions currently contemplated between the Company and the Funds except as set forth in the Prior Press Release, and the Company does not have any current intentions to enter into any other such transaction. Any future transactions between the Company and the Funds will be subject to the receipt of all approvals required under applicable law and will be conducted on an arm's-length basis.

Board of Directors

Following the closing of the Restructuring and subject to any provisions of any applicable law or regulation or rule of an applicable stock exchange, a shareholder that beneficially holds Ordinary Shares representing 12% or more of the outstanding Ordinary Shares of the Company will have the right to appoint one member of the Board of Directors, in addition to such shareholder having the right to vote its shares in a general meeting of the shareholders of the Company for the election of directors.  A shareholder exercising this right will be able to appoint only one additional member of the Board of Directors regardless of the number of Ordinary Shares in excess of 12% beneficially held by such shareholder together with its affiliates.

New Notes

Following their issuance, the New Notes that will be issued as part of the Restructuring as (as set forth and described in the Prior Press Release) will be listed for trading on the Tel Aviv Stock Exchange free of any restrictions or limitations on trading but will not be listed for trading on the NASDAQ Global Select Market.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that a definitive agreement relating to the Restructuring will not be reached, that the Restructuring will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Restructuring and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054